Exhibit 99.4

28.4 Certificate of Author – Johan Waldemar Olivier

I, Johan Waldemar Olivier, QP for the BIOX® metallurgy and processing sections, do hereby certify that:

I am Senior Process Engineer : BIOX®, Outotec SSA, 3rd Floor, Building 14, 12 Byls Bridge Boulevard, Highveld. This certificate applies to the technical report entitled, “Bilboes Gold Project Feasibility Report” with an effective date of 18 February 2020.

My qualifications and relevant experiences are that:

B.Eng. (Hons) (Metallurgy), University of Pretoria (2002), B.Eng. (Hons) (Technology Management), University of Pretoria (2009), with 30 years’ experience in gold minerals processing applications, metallurgical testing, process design, commissioning and operation.

I have read the definition of Qualified Person set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a Qualified Person for the purposes of NI 43-101.

I have visited the Isabella McCays and Bubi sites during the period 6 and 7 December 2017.

I am the co-author of this report and responsible for some sections in Section 13 (Mineral Processing and Metallurgical Testwork) and Section 17 (Recovery Methods) as well as the related portions of the Summary and accept professional responsibility for those sections of this technical report.

I am independent of the issuer as described in section 1.5 of the instrument.

I have not had prior involvement with the property that is the subject of the Technical Report.

I have read National Instrument 43-101 and those parts of the Technical Report for which I am responsible have been prepared in compliance with that instrument.

As of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains all material scientific and technical information that is required to be disclosed to make the Technical Report not misleading.